As filed with the U.S. Securities and Exchange Commission on May 22, 2025

Registration No.  333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

MARFRIG GLOBAL FOODS S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11

New York, New York 10179

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, New York, 10168

Telephone: +1-800-221-0102

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☒    immediately upon filing

☐    on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares, evidenced by American Depositary Receipts, each American Depositary Share representing one (1) common share of Marfrig Global Foods S.A.	500,000,000 American Depositary Shares	$0.05	$25,000,000	$3,827.50

(1)	Each unit represents one American Depositary Share.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to the American Depositary Shares registered under Form F-6 Registration Statement No. 333-272275. This Registration Statement also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-272275.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
1. Name of the depositary and the address of its principal executive office	Introductory paragraph and bottom of face of American Depositary Receipt
2. Title of the American Depositary Receipts and identity of the deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(a) Amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner
(b) Procedure for voting the deposited securities	Paragraphs (6), (11) and (12)
(c) Procedure for collecting and distributing dividends	Paragraphs (4), (5), (7), (10), (11), (13) and (21)
(d) Procedures for transmitting notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)
(e) Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)
(f) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11), (13) and (21)
(g) Amendment, extension or termination of the deposit agreement	Paragraphs (15), (16) and (17)

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
(h) Rights that holders of American Depositary Receipts have to inspect the books of the depositary and the list of receipt holders	Paragraph (3)
(i) Restrictions on the right to transfer or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)
(j) Limitation on the depositary’s liability	Paragraphs (14), (17), (19) and (20)
3. Fees and charges that a holder of ADRs may have to pay, either directly or indirectly	Paragraph (7)
4. Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities	Paragraph (7)
Item 2. AVAILABLE INFORMATION	Paragraph (8)
Marfrig Global Foods S.A. (the “Company”) publishes information in English required to maintain the exemption from registration under the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) promulgated thereunder on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market As of the date hereof, the Company’s internet website is located at www.marfrig.com.br/ri.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Deposit Agreement. Deposit Agreement, dated as of June 12, 2023, among Marfrig Global Foods S.A., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney of certain officers and directors of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely in its capacity as depositary (the “Depositary”) on behalf of the legal entity created by the Deposit Agreement (the “Deposit Agreement”) among Marfrig Global Foods S.A., the Depositary and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 22, 2025.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., solely in its capacity as Depositary

	By:	/s/ Timothy E. Green
Name: Timothy E. Green
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Marfrig Global Foods S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of São Paulo, State of São Paulo, Brazil, on May 22, 2025.

MARFRIG GLOBAL FOODS S.A.

By:	/s/ Rui Mendonça Junior
Name: Rui Mendonça Junior
Title: Chief Executive Officer

By:	/s/ Tang David
Name: Tang David
Title: Chief Financial Officer and Investor Relations Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rui Mendonça Junior, Tang David and Rodrigo Marçal Filho, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on May 22, 2025.

SIGNATURES

Signature	Title

/s/ Rui Mendonça Junior	Chief Executive Officer
Rui Mendonça Junior	(principal executive officer)

/s/ Tang David	Chief Financial Officer and Investor Relations Officer
/s/ Tang David	(principal financial and accounting officer)

/s/ Marcos Antonio M. dos Santos	Chairman of the Board
Marcos Antonio M. dos Santos

/s/ Marcia A. P. Marçal dos Santos	Board Member
Marcia A. P. Marçal dos Santos

/s/ Rodrigo Marçal Filho	Board Member
Rodrigo Marçal Filho

/s/ Alain Emile Henry Martinet	Board Member
Alain Emile Henry Martinet

/s/ Antonio Maciel Neto	Board Member
Antonio Maciel Neto

/s/ Roberto Silva Waack	Board Member
Roberto Silva Waack

/s/ Herculano Anibal	Board Member
Herculano Anibal

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Marfrig Global Foods S.A., has signed this Registration Statement on Form F-6 in New York, New York, on May 22, 2025.

Authorized U.S. Representative

By:	COGENCY GLOBAL INC.

	By:	/s/ Colleen A. DeVries
Name: Colleen A. DeVries
Title: Sr. Vice President on behalf of Cogency Global Inc.

INDEX TO EXHIBITS

Exhibit Number
(a)	Deposit Agreement, dated as of June 12, 2023, among Marfrig Global Foods S.A., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered.

(e)	Rule 466 Certification.